USA VIDEO INTERACTIVE CORP.

January 3, 2003

03003071

03 JAN 13

PROCESSED

JAN 22 2003

THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

dlw 1/14

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

USA VIDEO INTERACTIVE CORP.

January 3, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com) wishes to advise that it has completed a private placement of 2,000,000 units in the capital stock of **USA Video** to various investors at a price of $0.064 US ($0.10 Cdn.) per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the *"Warrant"*). Each one Warrant entitles the holder thereof to purchase an additional one common share at a price of $0.064 US ($0.10 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 2,000,000 common shares to be issued as part of the units are subject to a 12-month hold period to December 31, 2003. The completion of this private placement will not result in any change of control of the Company.

The private placement proceeds will be utilized for the ongoing marketing of **USA Video's** Video-on-Demand™ technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com